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                                  Exhibit 99.1


Second and Third paragraphs under the caption "Legal Proceedings", beginning on page 12 of the Annual Report on Form 10-K of the Company for the year ended December 31, 2000 (File No. 1-11616).

Following the public announcement of Citigroup's proposal to acquire the 20% of the Company's stock that Citigroup does not already beneficially own, in October 1999 six putative class action complaints were filed in Delaware Chancery Court against the Company and its directors (as well as Citigroup and certain subsidiaries). In November 1999, one of the six complaints was voluntarily dismissed without prejudice. In December 1999, the Delaware Chancery Court consolidated the five remaining complaints under the caption "In re The Student Loan Corp. Shareholders Litigation" and, on February 3, 2000, plaintiffs filed a consolidated amended complaint. In the consolidated amended complaint, plaintiffs allege, among other things, that because Citigroup holds a majority position in the Company there have been no steps taken to ascertain the Company's true value and that defendants have engaged in a series of self-dealing transactions artificially depressing the Company's stock price. The relief plaintiffs seek includes enjoining Citigroup's offer, or, if the proposed transaction is consummated, rescinding the transaction and recovering monetary damages caused by defendants' alleged breach of fiduciary duties.

On February 17, 2000, Citigroup and the Special Committee of the Company's independent directors, formed to evaluate the proposal, publicly announced the termination of discussions regarding the proposal. The same day, the Company and several other defendants moved to dismiss the consolidated amended complaint for failure to state a claim. That motion has not yet been ruled upon and the action remains pending.